As filed with the Securities and Exchange Commission on January 14, 2019

Registration No. 333-224081

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

SOHU.COM LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No.1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt
Item Number and Caption	Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19

(iii) The collection and distribution of dividends	Articles number 4, 12, 15, 16, 18 and 22

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 16, 17, and 19

(v) The sale or exercise of rights	Articles number 13, 14, 16, and 19

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 16, 18 and 19

(vii) Amendment, extension or termination of the deposit agreement	Articles number 21 and 22

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix) Restrictions upon the right to deposit of withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 22 and 23

(x) Limitation upon the liability of the depositary	Articles number 13, 14, 19, 22 and 23

3. Fees and Charges	Articles number 7 and 8

Item – 2. Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ______________, 2019, among Sohu.com Limited, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Letter agreement among Sohu.com Limited and The Bank of New York Mellon relating to pre-release activities. – Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.
e.	Certification under Rule 466. – Not Applicable.

Item - 4. Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, January 11, 2019.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares each, of Sohu.com.

By:	The Bank of New York Mellon, As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Sohu.com Limited has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Beijing, China, on January 11, 2019.

SOHU.COM LIMITED

By:	/s/ Joanna Lv

Name : Joanna Lv

Title: Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Charles Zhang and Joanna Lv, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities any and all amendments (including post-effective amendments) to the Registration Statement and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on January 11, 2019.

/s/ Charles Zhang	Chairman of the Board and Chief Executive
Charles Zhang	Officer
(Principal Executive Officer)

/s/ Joanna Lv	Chief Financial Officer
Joanna Lv	(Principal Financial and Accounting Officer)

/s/ Charles Huang	Director
Charles Huang

/s/ Dave Qi	Director
Dave Qi

/s/ Zhonghan Deng	Director
Zhonghan Deng

/s/ Shi Wang	Director
Shi Wang

/s/ Dave De Yang	Director
Dave De Yang

AUTHORIZED U.S. REPRESENTATIVE

PUGLISI & ASSOCIATES
as Authorized U.S. Representative

By	/s/ Donald J. Puglisi
Donald J. Puglisi
Managing Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2019, among Sohu.com Limited, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.